Exhibit 99.1

General Motors at a Fork in the Road

……And……

A Possible Solution for a Robust Resurgence

Jerome B. York

Advisor to Tracinda Corporation

January 10, 2006

Good afternoon to all of you, and thank you, Stephen (Polk), for that very nice introduction. Needless to say, it’s a real pleasure to be here with a bunch of other folks keenly interested in the auto industry.

As Stephen indicated, by coincidence it was almost exactly ten years ago today that I last spoke before this group. And it’s always fun to go back and re-read a speech you gave some years ago and see how close, or not so close, you were to the mark in that speech.

Well, I did that a couple of weeks ago, and actually in retrospect I have to say I was pretty much on the mark. The principal topic at that time, of course, was Chrysler, and our efforts to get them to share more of their huge cash flow with the shareholders. And subsequently a month after that speech, we entered into an agreement with Chrysler in which they agreed to do just that. The dividend was increased a number of times, and between the time of that agreement and the merger with Daimler Benz, Chrysler had repurchased some 20% of its shares, which entirely accounted for the share price appreciation during that period.

Now before I get into the guts of my speech I’d like to make one point on GM right up front. There has been some press speculation that Tracinda’s objectives regarding its GM investment are more or less the same as they were regarding Chrysler—get lot’s of cash out for the shareholders.

But nothing could be further from the truth. The current GM situation couldn’t be more different than the 1996 Chrysler situation. A decade ago Chrysler was riding high -- it was an awesome cash machine with margins superior to the competition. Now, the converse is true for GM. GM is a voracious consumer of cash. So we are not after GM’s cash for the shareholders. Indeed, GM needs every penny of cash it can husband to fund its way through a vitally necessary restructuring plan, which I will talk about at length later on.

When my wife and I moved back to Michigan from the east coast a year and a half ago I had no idea that once again I’d become immersed in the greatest industry in the world. And I have to say it’s stimulating to be back.

Aside from the fact that Michigan is a great place to live (except perhaps for the January to March period), one of the real pleasures has been that many members of the automotive press and the automotive analyst communities are the same folks I knew when I lived and worked here before. So it has been great to become reacquainted with them.

And since my return, I had naturally been reading the local news and was aware of a number of things:

•	The seeming knitting together of the two cultures at DaimlerChrysler that had so many problems in the beginning.

•	The carnage taking place in the supply base, including a number of bankruptcies.

•	The management changes at Ford that recently seem to have accelerated, and

•	The disintegration of GM’s alliance with Fiat which got so much attention if for no other reason than the sheer magnitude of the numbers.

But what really caught my eye was when GM’s stock began heading south from $40 in January a year ago. I have always more or less followed GM’s share price because I worked there from 1963 to 1967, and had stock in my stock savings plan that on a split-adjusted basis was $56 per share, a price not exceeded until 1994.

So when GM’s share price started really trending downward in early 2005 I started to pay more attention and do a little digging.

Then, in early March I was sitting in my office one day and the phone rang. I picked it up, and Kirk Kerkorian was on the line. He said, “Jerry, have you seen what is happening to GM?” And I said, “Kirk, I almost called you yesterday.”

So we agreed that I would take a deep dive and learn as much as I could about GM, without tipping our hand of course.

I studied all of GM’s recent SEC filings. And retrieved from various sources all the press releases and news articles I could find. And of course looked at the competitive situation they faced in their various markets.

The result was, after about five weeks I sent Mr. Kerkorian a report. In simplest terms, the report had two key conclusions:

1.	GM has a mountain of liquidity on hand—both cash and non-core assets that can be sold. So it has the wherewithal it fix itself.

2.	The board of directors and management need to do five things:

•	Be realistic about market share and revenue expectations, and gear the cost and expense structure accordingly.

•	Cull out the product offerings. Offer fewer, better products that will sell at higher net wholesale prices. Each car and truck division should have a more focused image.

•	Take a “clean sheet of paper” approach to the business. No sacred cows should be allowed.

•	Make the tough decisions. If something isn’t part of the core business or can’t make money, sell or close it.

•	Time is of the essence. A “sense of purpose” needs to be generated to galvanize the organization.

We obviously have views on each of these items which I’ll go into in some detail later on, but let me summarize our views up front:

•	In terms of being realistic about market share and revenue expectations, we believe the capacity reduction action announced by GM a month ago is a necessary and important step for which the company deserves a lot of credit. It may or may not be enough. Only time will tell.

•	Regarding the product offerings, division images, etc, it is clear GM is making important progress in terms of the market attractiveness of their new model offerings, and at the end of the day that’s the most important thing in this business. We do, however, have questions about brand and model complexity.

•	Regarding the next two items, taking a “clean sheet of paper” approach to the business and appropriately dealing with non-core pieces of the business, we think there is more GM can and must do in these areas.

•	And finally, in terms of generating a sense of purpose and galvanizing the organization, we believe that GM needs to put some definitive profitability and cash flow goals and a timetable for the achievement of same on the record—much like what Nissan did in 1999, and then executed so successfully.

•	And of course the UAW will be a key partner in much of what GM must do, and we believe an “equality of sacrifice” approach similar to what was done at Chrysler in 1980, and consistent with what Mr. Gettelfinger recently wrote in the Detroit News, will be necessary. And Tracinda for its part will be very glad to be part of such a solution—willing to take a major cut in the dividend as part of an “equality of sacrifice” plan.

As I said, I’ll go into more detail on each of these items later, but first I’d like to put them in the context of what we did at Chrysler starting in 1990, and at IBM starting in 1993……….most turnarounds, it seems, do have certain elements in common.

Chrysler in 1990

By late 1989 it became obvious to all of us at Chrysler that we were in trouble. Our new model introductions were falling well short of their planning volumes and profitability was trending rapidly downward. The top twenty or so officers began meeting regularly to discuss what we were going to have to do to fix the company. And over a period of six months we developed a plan. As you can imagine, this plan evolved over time, but nevertheless we had a plan that everyone began working towards.

I’m sure many of you will recall the key elements of that plan:

1.	We went through the five year product plan and culled out spending that didn’t seem to be critical to success, and focused our spending and engineering resources on the four key products being introduced over the next few years:

•	The cab-forward design, LH sedans.

•	The Jeep Grand Cherokee.

•	The Minivan renewal, and

•	The Dodge Ram pickup renewal.

We eliminated things like the JJ program, a vehicle that was intended to compete against the Suzuki Samurai, but just didn’t have much volume or profit potential—at least not enough to “make a difference.”

2.	Our product development processes were re-organized into the platform team approach to break down the walls between the various functional areas and enable focus on the vehicle programs themselves rather than the parochial interests of each functional area. Importantly, this also resulted in better volume planning and therefore more realistic financial planning.

3.	We embarked on selling our non-automotive assets, which like GM today, were considerable.

4.	We initiated a very systematic and all-encompassing cost reduction program that over time looked at every nickel being spent. Some of the big elements were:

•	Product content that didn’t seem to be of value to the customer.

•	Supplier-initiated cost reductions—and the savings shared with the suppliers—believed to be a Detroit-first at the time.

•	Healthcare costs—we found we were doing some really dumb things like providing healthcare for life to anyone with ten years of service.

•	Surplus capacity—we didn’t have much, but negotiated buy-outs with the UAW where it existed.

•	We looked at every element of G&A. Just one example—we found a number of people who had totaled as many as three company cars driving them home overnight. That may sound small, but if you root around and find hundreds of small things, they add up to serious money.

This program was initiated with a target of taking $1.5 billion out of our cost and expense structure, but as time moved on through the Persian Gulf War period it was by necessity ramped up several times and ultimately resulted in over $3 billion of cost and expense coming out of the business.

So all in all, as I look back on it, the Chrysler team back then, some 15 years ago, really did succeed in taking a clean sheet of paper approach to the business, wiping out most if not all of the sacred cows, making the tough decisions and doing a much better job of planning which in itself helps create stability and therefore saves a lot of time and money.

And we communicated, communicated, communicated. We had quarterly meetings with the top 300 people in the company, and more importantly, countless town hall meetings to communicate what we were doing and why we had to do it, down to the troops. I believe it is fair to say we succeeded in creating a sense of purpose and galvanizing the organization.

And for those who believe the stock market pretty much gets it right, Chrysler stock appreciated from its low point of about $10 per share in 1990 to $42 when I left to join IBM in May of 1993.

IBM in 1993

I’ll now switch gears to IBM for a few minutes.

As I think about it, there are some amazing similarities between the IBM situation of twelve years ago and GM’s situation today:

1.	IBM had dominated the computer industry for decades, just as GM had done in the auto industry. Both companies had been successfully positioned to dominate their industries by two great captains of industry….Thomas Watson Sr. in the case of IBM, and of course Alfred Sloan in the case of GM.

2.	And similar to GM, IBM began facing new competitors, not foreign but mainly domestic…new companies that had entered the computer business…companies like H-P, Sun Microsystems, Compaq, Dell and

Microsoft. It was no longer just a “mainframe game.” Mainframe applications were starting to move to the new, lower cost UNIX and PC platforms.

3.	And IBM’s margins were being gutted—again, not by foreign competition—but by the new computing platforms that were forcing IBM’s mainframe and other prices downward, and consequently destroying profitability and producing huge negative cash flows. (IBM at the time was about half the size of GM today, and had negative cash flow of $10.6 billion for the three year period 1990 to 1992.)

4.	IBM’s earlier response to getting its cost and expense structure in line with the new revenue realities had been “incremental,” not enabling it to “get ahead of the curve.” The bench marking we did in mid-1993 indicated IBM’s SG&A and R&D spending of $28 billion per year had to be reduced by $7 billion, or 25%, to enable IBM to regain its financial footing.

5.	And IBM badly needed new strategies to resume positive revenue growth after having seen its revenues shrink for three years, while at the same time most of its competitors were growing. And while doing this, it had to pick its priorities; it couldn’t expect to successfully attack, nor could it afford to attack all of its new competitors.

6.	So IBM, which had been the icon of the computer industry for decades, no longer filled that role. The new icons were the ones I mentioned a moment ago—companies like H-P, Compaq, EDS and of course Microsoft. And the morale of the employees had been crushed. After decades of nothing but success, the employees were just stunned by the dramatic change in fortunes.

Now I don’t have time to go through the details of what we did to fix IBM, but in many respects it was very much like Chrysler:

1.	We systematically and significantly reduced the cost structure. Twelve cross-functional, cross-geographic initiatives were established, re-designing all of the business processes in the company and making them more efficient. The $7 billion came out in two and a half years.

2.	As a result of this, worldwide employment was reduced by 30%. And cash flow quickly became so strong the company could easily afford to provide soft landings for those departing the company—either generous severance packages or bridges to retirement eligibility.

3.	The non-core defense business was sold, as were some plants making commodity type products. And hundreds of small ventures were either sold or shut down.

4.	The strategic work, of course, took a lot more time. And strategy development entails both deciding what to do and what not to do. The latter was fairly easy in some cases. For example, it was easy to decide it was fruitless to try to take on Cisco Systems in the networking hardware business. In high level terms, the core strategies adopted were built around [a] growing the services businesses, a huge growth area in which EDS was number one at the time, [b] redesigning mainframes so that they could operate as “servers” in the then-rapidly unfolding client-server computing environment, and [c] capitalizing on—starting in the very early stages—what Lou Gerstner referred to as network-centric computing.

So similar to Chrysler, as I look back on IBM, we succeeded in taking a clean sheet of paper approach to the business, there were no sacred cows, a lot of tough decisions were made, and the results came faster than anyone expected.

And also similar to Chrysler, we communicated, communicated, communicated. Frequent meetings of the top 30 officers on a worldwide basis, and countless town hall meetings to communicate what we were doing and why we had to do it, down to the troops.

But did we succeed in creating a sense of purpose and galvanizing the troops? I have to say, there was a lot of skepticism on the part of the organization for the first year. Lou Gerstner was derogatorily referred to (behind his back of course) as “the cookie guy” since he had come from RJR Nabisco. And naturally I was referred to as “the car guy.” But in the end people would stop me in the hallway and thank me for “bringing the pride back,” and the same thing happened to Lou Gerstner countless times. But after 18 months or so it was pretty clear the organization had been galvanized. Lou Gerstner had succeeded in turning an old line, entitlement culture, into a high performance, results driven culture. You either delivered or you were out.

And again, for those who believe the stock market pretty much gets it right, on a pre-split basis IBM stock bottomed at $40 per share in mid-1993, and when I left two and a half years later it was at $110. On that same pre-split basis today, the stock is at $370.

So I think it is plenty fair to say the turnaround worked. IBM got itself “ahead of the curve” and has stayed there despite the lightning-like product cycles in the I/T industry and the ongoing emergence of new technologies that tend to dis-intermediate older technologies.

Summary—Chrysler and IBM Turnarounds

And if you put these two turnarounds side by side they do in fact have a heavy commonality of elements:

•	The usage of cross functional approaches to break down the barriers to focusing on things necessary for the common good of the company rather than the parochial interests of individual functional or geographic areas.

•	Major cost reduction efforts and non-core asset sales to generate liquidity and provide more focus on the core business.

•	A major re-ordering of the revenue and growth initiatives.

•	And finally, breaking through past practices and achieving a sense of purpose within the organization focused on results.

It is of significance that Carlos Ghosn talked about these same things in the article he wrote for the January, 2002, issue of the Harvard Business Review regarding the Nissan turnaround.

GM—The Fork in the Road

I’d now like to get into the guts of my presentation, and talk about GM. As the title of this presentation suggests, GM is at a fork in the road. To use Dave Cole’s words as he was recently quoted in the LA Times:

“When the history of this period is written, Delphi will be viewed as the tipping point where the auto industry either got its act together or failed.”

Underscore, “where the auto industry either got its act together or failed.”

Of course Dave was referring not only to Delphi, but to GM, and Ford, and probably the Chrysler Division of DCX as well, and certainly those suppliers that are heavily dependant on the domestic producers, and indeed, probably even the UAW itself as an institution.

And Dave went on to say, referring to the possibility of the auto industry not getting its act together, “The spillover to the rest of the economy is going to be tremendous.” In thinking about this, I can’t even imagine what the impact on states, municipalities, and individual families might be should a major fraction of the domestic auto industry fail. In light of this it’s been amazing to me how quiet, for example, the Michigan congressional delegation has been regarding what has been unfolding. The impact on governmental entities could be draconian.

So given the domestic industry’s current situation—higher costs than its foreign competitors, and market share losses to those competitors—it is crucial that the industry pick the right fork in the road as it moves forward.

•	The wrong fork is the one that assumes that “better products” and “some capacity reduction” are about all that is needed—that the companies, their employees and their unions can continue doing business in other respects pretty much as they have been.

•	And the right fork is the one that assumes that not only are better products and capacity realignments required, but all of the old ways of doing business have to be scrutinized, recognizing that some aspects of the business that were affordable a decade ago are no longer economically possible.

To borrow some of Dave Cole’s words, only the right fork in the road equates to “the industry getting its act together.”

So in this vein, I’d like to level-set things with a quick review of GM’s financial results for the first nine months of 2005:

•	First, total world wide corporate profitability—a net loss of $3.8 billion.

•	For automotive operations only, excluding GMAC—a net loss of a staggering $6.0 billion, with the bulk of the loss being in North American Operations.

•	But put aside GAAP income statements which are difficult to interpret given the obscure effects of pension accounting and retiree health care accounting—for the nine month period cash flow from automotive operations, excluding “non-recurring” items, was a mind-numbing $6.6 billion negative.

•	To put this in perspective, there were 273 calendar days in the first nine months of 2005, so the cash burn rate was $24 million per day.

So here’s what I conclude:

•	I estimate that GM had about $30 billion of cash and potential cash available to its automotive operations at the end of the nine month period. I get to that number by adding up the $15 billion of balance sheet cash, plus $11 billion from the sale of half of GMAC (or alternatively, the sale of the insurance and mortgage businesses should the sale of half of GMAC turn out not to be possible), plus another $4 billion that potentially could be raised from the sale of miscellaneous assets such as Saab, Hummer, etc, plus additional VEBA trust withdrawals.

•	So if my $30 billion is correct, and assuming something like $5 billion is needed just to operate the automotive part of the business, the available $25 billion at the current cash burn rate of $24 million per day would keep GM going for another thousand days or so. Or roughly three years.

•	But of course that’s if conditions remain the same as they were in the first nine months of 2005. If conditions get worse the thousand days would contract, and if conditions get better the thousand days would expand.

Now I will acknowledge there are people in this town that look at GM’s financial performance over that nine month period and still aren’t ready to declare that the time has come to go into “crisis” mode.

And while I acknowledge that by nature I am conservative, I do believe the time has come to go into “crisis” mode and act accordingly—that a conservative approach is the way to play this situation.

And finally I acknowledge that some people might take comfort from that thousand day calculation........I don’t, but let’s weigh the potential upsides and downsides GM may face over the next couple of years—the things that could expand or contract that thousand days:

First the upsides, and there are a number of them:

•	Importantly, the new T-900’s will begin rolling out shortly. And while higher gas prices have spooked the market for large SUV’s this past year, gas prices more recently have been declining somewhat, and these new vehicles are terrific—with upgraded interiors, more refined, passenger car-like exterior fits and finishes, better ride and handling, and better fuel economy. So on balance, they should provide upside for GM starting this year as production volumes ramp up.

•	Secondly, GM has got some other good stuff in the pipeline. I know many of you in this room have seen a lot of their future products. My favorites are the Chevrolet Malibu renewal and the all-new Saturn Aura. And it is worth noting that even Jerry Flint, the automotive writer for Forbes Magazine who has been a consistently tough critic of the company, has acknowledged that GM’s new models are getting better and better.

•	Third, GM has announced a number of important profit improvement initiatives; most notably a major capacity reduction plan for North America, enhanced world wide procurement initiatives, and the recent health care agreement with the UAW. The company indicates it expects to exit 2006 with its so called structural costs reduced by $5 billion which presumably is a GAAP income number, with the cash saving equivalent perhaps being more in the range of $4 billion.

And now the downsides:

•	First, the economy is starting to look a little ragged around the edges. Consumer confidence is weak, and housing, one of the strongest sectors in the economy over the past several years, is starting to soften as interest rates have risen. And energy prices, while declining somewhat from their highs of last summer and fall, continue to be on the high side. So it is possible North American vehicle sales could start to soften this year, the last thing the industry needs right now.

•	And a big one near term—what will be the impact of a Delphi labor contract settlement on GM? It is pretty clear no Delphi deal will be made without GM at least to some degree bellying up to the bar. But none of us know what the impact of that might be on GM’s cash burn rate.

•	And another thing we know, belatedly I might add, is that regardless of what may happen over the next month or two concerning the Delphi labor contract, GM has substantial longer term liabilities to Delphi’s work force, which they have recently quantified as being in the likely range of $5 to $6 billion.

•	Then on the heels of the Delphi issues there is the matter of how much cash it will take to shrink GM’s workforce—its announced plan for eliminating some 30 thousand jobs related to capacity reduction actions. I conclude it is affordable, but nevertheless will soak up a big piece of GM’s cash.

•	And of course the sale of half of GMAC is a downside by definition, reducing the potential for GMAC dividends to the parent company by half. But this falls into the category of “compared to what,” because absent such a sale the dividend capability is threatened in any event due to GMAC’s non-investment grade credit rating.

•	Finally, there is the issue of GM’s ultimate market share in North America. At what level will it stabilize? Well, no one knows the answer to that, and it reminds me of my early days at IBM. When we announced in July of 1993 that we would take $7 billion out of IBM’s expense structure within three years, the more cynical analysts asked me: “Jerry, your $7 billion expense reduction is fine if your gross margins remain at 40%, but they’ve collapsed from 55% to 40% over the last three years. What happens if they decline to 30%?” The answer I gave was, “We’re not going to worry about that right now. We’re going to address what we know to be the current situation, and if gross margins keep declining, we’ll have to address that down the road. But wouldn’t you agree with me that a $7 billion expense reduction is a pretty good start?”

What GM Must Do

And that gets me back to those five things I outlined earlier—the things we believe GM needs to do—the first being, “Be realistic about market share and revenue expectations, and gear the cost and expense structure accordingly.”

Like that conversation I had with analysts at IBM in mid-1993, I think we have to give GM a lot of credit for their recently announced capacity reduction plan. Will it be enough? None of us know for sure. Is it a good start? Yes, for sure. Knocking a million units out of GM’s North American capacity is at least a very good start, and hopefully will be the event that finally gets the company “ahead of the curve.” And importantly, it will enable GM to better manage the profitability of its sales mix, meaning further reducing its lower margin fleet sales.

Next, we think GM needs to “Cull out the product offerings. Offer fewer, better products. Each car and truck division should have a more focused image.”

Well, it is not entirely clear what is going on in this area, but as I indicated earlier, we feel very good that progress is being made in the area of better products, and as we all know, at the end of the day that is the single most important aspect of the automotive business.

And given the state franchise law restrictions, we like the plan to consolidate Pontiac, Buick and GMC stores. Our hope here is that the model offerings in the Pontiac and Buick lines will be limited, with zero overlap between the two.

And while Mark LaNeve has articulated his vision for the positioning of each of the brands, I would have to say the jury is out on this one. Mark faces a daunting task given the number of brands and model offerings he has to manage. And frankly it is questionable in many people’s minds, mine included, if that many brands and models are manageable given the economics of the industry. Mark may well have the toughest job at GM—maybe even tougher than Rick Wagoner’s.

I’d like to lump together the next two things we said GM needs to do: “Take a clean sheet of paper approach to the business. No sacred cows allowed.” And, “Make the tough decisions. If something isn’t part of the core business or can’t make money, sell or close it.”

Now GM may not appreciate my saying this, but virtually all the GM watchers I talk to think GM is not doing enough in these areas. And I agree with that.

Experience shows there is a strong propensity in large enterprises to perpetuate initiatives started in the past, at least until melt-down occurs. In the mid-1980’s at Chrysler, we were having such a big problem with this we developed a “running rule” that no one could propose a new initiative unless they simultaneously proposed terminating an existing initiative. While it was mechanical so to speak, it got the point across to the executive team that Chrysler did not have unlimited resources.

So in that context here are a couple of questions on my mind, most of which have already been articulated by several analysts and writers:

•	Saab—Why does GM still own Saab? Forty thousand units per year in the US. Less than 150 thousand units per year on a worldwide basis. Unless what I see in the press is wrong, it has pretty much been a money loser. So why not get rid of it?

•	Hummer—This product line is most probably profitable, but is it core? GM indicates Hummer generates a high rate of first time GM buyers. But that’s not the question in my mind. The real question is, “Do first time Hummer buyers go on to buy Cadillacs or GMC trucks?” If that’s the case, then I guess it might be the correct decision to keep Hummer. But even then, I’m not sure given GM’s substantial brand complexity and need to assure adequate liquidity.

•	Foreign Alliances—We know that Fiat was a $2+ billion debacle, and that the Fuji Heavy Industries investment resulted in a $750 million write-down. But what about the other foreign alliances? Are they making money? Are they generating cash? We don’t know because GM doesn’t disclose sufficient information to tell. But several pretty knowledgeable people I’ve talked to believe only the Daewoo alliance is a major profit contributor. And they ask, “What is the rationale for selling 15 thousand Isuzu vehicles per year in the US?”

(And as an aside, a little more “transparency” would really help GM’s credibility with the shareholders. Aside from the issue of results from alliances, there have been other “late breaking” bad news items. All shareholders, I’m sure, would appreciate more transparency on things like this, even if technical accounting rules don’t require earlier disclosure.)

But back to restructuring. Part of any successful restructuring plan, in my experience, and in the experience of a lot of people I have talked to over the years, is to simplify the business. When a company is in deep trouble—and make no mistake, GM is at the present time—there are only so many hours in the day for management to effectively focus on and fix things. And that focus needs to be on the important levers that can really move the needle.

As one management consultant described it to me, “When we go into a company that is in trouble, we divide the businesses into what is core, that is, what is really crucial to getting the company back on a healthy footing, and the non-core things that at the end of the day aren’t going to make much of a difference. We then shadow the CEO and his key staff for a couple of weeks to see how much time they are spending on these non-core things. And when they see that information, they then realize the distraction the non-core things are causing, and in most cases take action to eliminate them.”

In that vein, it is arguable that what is key to returning GM to financial health in North America, and therefore GM in total, will be four healthy, vibrant channels of distribution:

•	Chevrolet—2.7 million units per year.

•	Pontiac/Buick/GMC—1.3 million units per year.

•	Cadillac—250 thousand units per year.

•	And Saturn—250 thousand units per year.

So those four channels of distribution fully account for GM’s planned North American manufacturing capacity. And they will return GM to financial health if properly managed and funded, but they will require the full energy and focus of the management team to minimize risk.

Saab, Hummer and Isuzu will not save GM. In fact, having these three minor brands may simply create the risk of their being distractions to the “make or break” task at hand—revitalizing those four core channels of distribution.

The final thing we said GM needs to do is, “Recognize that time is of the essence. A ‘sense of purpose’ needs to be generated to galvanize the organization.”

As I pointed out earlier, the cash burn rate of GM’s automotive operations is $24 million per day, and there are huge cash outflow overhangs out in front related to Delphi and the capacity reductions planned for North America.

And as I also said earlier, although there are some people in this town that “aren’t there yet,” in my mind this situation calls for the company’s going into “crisis” mode—adopting a degree of urgency that recognizes if things don’t break right, the unthinkable could happen—that time is of the essence.

And presumably that is the mindset that in fact exists in the company, but what would lend credence to it, as I mentioned earlier, would be a definitive set of profitability and cash flow objectives, coupled with a timetable for the achievement of same.

Now we all understand there are some imponderables in this given the uncertainty as to the magnitude and timing of some of GM’s Delphi related and capacity reduction related costs, but investors and employees understand the concept of “one time” or “non-recurring” items. In fact, it is not unusual for companies to provide earnings guidance on an “excluding special items” basis. So GM could use such an approach in laying out a three year plan. And the objectives can even be “high level” like Nissan used: Return to profitability by Year X. Achieve EBIT margin of Y% by Year Z.

And frankly, absent something like this, I just don’t know how you galvanize the organization. It certainly appears to have worked for Nissan…….and in my experience nothing makes an organization in difficult circumstances feel more motivated to succeed than putting a stake in the ground and beating it. So we really urge the company to do this.

Why GM?

So with all this potential bad news, you might ask—and as I frequently get asked— “Why did you all pick GM? Surely there must be better ways to make money. And how do you know the UAW is going to cooperate in what has to be done?”

Well, the answer is pretty straightforward.

1.	We believe GM is operationally a pretty sound company. All of the J. D. Powers and Harbour Report data indicate GM has made huge progress over the past decade in both quality and productivity. And as the company has pointed out, it would appear that GM’s quality reputation lags its quality reality, which should be rectified in the marketplace over time.

2.	We believe GM is making good, steady progress on its product offerings, and that this will show up in results as time goes on. While they haven’t recently had a “four bagger” like the Chrysler 300, maybe, just maybe one of the upcoming models could be a really big hit.

3.	And we believe GM’s recently announced initiatives regarding capacity reduction, procurement enhancements and healthcare efficiencies are collectively at least a very strong first step towards returning the company to positive cash flow.

4.	And we like the fact that GM has a worldwide portfolio of operations, with the caveat that it is still too early to declare victory in Europe despite the major reductions in losses achieved to-date.

5.	But we also believe that there are additional things within Management’s sole control they can do to further improve the company’s near term financial posture. Aside from the issues of brands and alliances I mentioned earlier, it is not clear that GM has gone through the kind of all-encompassing look at its cost structure which took place at Chrysler and IBM. The bias needs to be towards short term considerations, certainly until the cash burn rate is greatly attenuated.

6.	And finally, we believe the “equality of sacrifice” approach I mentioned earlier can lead to a much stronger partnership between the company and the UAW—and is therefore key to moving the company forward towards a healthy future.

So all in all, I can tell you that we are optimistic that a path exists for GM to return to prosperity, and that Mr. Kerkorian is interested at the appropriate point in time in re-acquiring the twelve million GM shares that he sold for tax purposes in December. And he is willing under the right circumstances to acquire an additional twelve million shares, which would require certain regulatory approvals.

The considerations regarding such additional purchases would be mainly that GM continues to take aggressive and effective actions to improve the performance of the company, and that GM and the UAW work together to build a stronger partnership leading to constructive solutions to the enormous industry-wide problems facing not only GM, but the other domestic companies as well.

But why should GM and the UAW work constructively together? The reasons are very clear in our minds:

•	First, the realities of the North American industry’s competitive and economic conditions dictate that compensation costs will have to shrink for the domestic automotive industry to survive. And while no one may like reduced compensation, it will be substantially better than the alternative……….

•	The airline and other bankruptcies have shown us all what the worst alternative is. And that’s the deal you get in a bankruptcy court. Only two parties do all right—the secured creditors and the advisors. They get 100 cents on the dollar. And maybe a few members of management do okay also, but a lot of them are usually either replaced or downsized out of jobs. Everyone else takes a haircut, usually in both wages and benefits, including pensions.

•	A couple of the analysts have published some estimates of what would happen to salaries and wages, healthcare and pensions in the event of a GM bankruptcy, and it’s pretty ugly. So it stands to reason that most if not all will ultimately see that the “equality of sacrifice” solution is substantially better for all.

So let’s consider how the “equality of sacrifice” plan worked at Chrysler a quarter of a century ago, and how it might work now at GM and some of the other domestic companies.

Equality of Sacrifice

In short, in 1980 when Chrysler went to the Federal Government and requested loan guarantees, the government basically said, “Before we’re willing to help, all of Chrysler’s constituencies are going to have to do their part and kick in.”

And, again, as I mentioned earlier, Mr. Gettelfinger has essentially spelled out this same concept. Here’s what he said in the article he wrote in the December 2nd edition of the Detroit News:

“Suppose your employer was in serious financial trouble. Would you be willing to make sacrifices to keep the company going? If you were confident the sacrifices would be shared equitably from top to bottom—and that everyone would be rewarded fairly when the company got back on its feet—you probably would.”

And having personally been through the Chrysler experience in the early 1980’s, Mr. Gettelfinger’s statement makes eminent sense to me. Here’s what I remember about what happened at Chrysler:

•	I believe the salaried work force at all levels took reductions in salary. Not just no bonuses, but yes, reductions in salaries. And as I recall, the higher your salary, the higher the percentage reduction.

•	I remember that I took a 10% salary reduction. I believe I was making about $60 thousand at the time. Was is painful? Yes, I had two kids in college at the time. Was I glad to do it? Yes, because the alternative was probably lengthy unemployment if Chrysler had gone bankrupt, which it would have without the loan guarantees.

•	And as I recall the UAW folks took a $1 per hour pay cut. I remember Lee Iacocca being quoted over and over on the evening news saying something like, “We have lots of jobs at $19 per hour, but no jobs at $20 per hour.

•	And I recall the suppliers had to grant certain price reductions to Chrysler, but that probably wouldn’t be possible in today’s environment given the deplorably bad condition of the supply base.

•	And the Chrysler shareholders had nothing left to give. There had been no dividend for a long time, and the stock was trading at about $2 per share—basically a lottery ticket more than a stock certificate.

There was a lot on gnashing of teeth to get it all done, but at the end of the day it worked. Chrysler survived and was able to introduce the K-Car, the next key to its survival, and went on to invent the minivan and buy American Motors with its very valuable Jeep franchise.

And by 1985 compensation at all levels had been normalized. So the sacrifices were made by all, and in the end all were rewarded.

Now, how might that same approach work at General Motors? Although I have some numbers in mind, I’m reluctant to toss them out, because it would be inappropriate I think, except for what might happen to the dividend.

•	So let’s start at the top of the pyramid so to speak, with the shareholders. Whack the $2.00 annual dividend by 50%. Yes, Tracinda Corporation would support a substantial dividend cut—and so would most other shareholders, we believe, as long as it was part of a broader plan than has heretofore been articulated to revitalize the company. This would save GM some $566 million per year.

•	Moving down the pyramid, next is the board of directors. The board members currently make $200 thousand a year, part in cash and part in stock. Ask them to work for “significantly less.” This wouldn’t save serious money since there are only ten outside board members, but it would set the tone that “we’re all in this together.”

•	Next, the most senior management, the top five officers of the corporation. As reported in the most recent proxy statement they make collectively about $7 million per year in salary. Ask each of them to take a “significant” salary reduction. Again, not huge dollars in the scheme of things, but a very important indication that “we’re all in this together.”

•	Then, moving down from the top of the pyramid, there would be a percentage reduction that became smaller and smaller until you got to the lowest levels in the plants and offices, where the percentage would hopefully be only a single digit number.

But why, you might ask, would anyone do this?

•	If you’re a shareholder, why not just sell your GM and buy something else?

•	If you’re on the board, why not just resign?

•	If you’re a salaried worker, why not just go somewhere else?

•	If you’re in the UAW, why not just slug it out using the usual tactics to shut down production, thereby attempting to preserve the status quo?

Addressing each of these:

•	In terms of the shareholders, I don’t believe there are many that think the current dividend rate is cast in stone. So certainly for the most part, I believe the shareholders will support reducing the dividend as part of an equality of sacrifice plan that can increase the value of their shares over time.

•	I’d be surprised if any member of the board resigned because it’s highly unlikely they’re on the board mainly for the money. I can tell you from personal experience that in the post-Enron, Sarbanes-Oxley environment, being on a board is a lot tougher, more time consuming and frankly, riskier than it used to be. Board members serve for various reasons, but for most in my experience income isn’t high on their list of reasons to serve.

•	In terms of the salaried work force—I go back to my experience at Chrysler in 1980—and remarkably few people left. It was nowhere near what senior management had feared. I can only remember one person at the VP level leaving. That’s not to say that some of the salaried folks at GM wouldn’t leave, but the salaried ranks in total have a lot of tenure, and arguably have more to gain by staying than by leaving.

•	In terms of the UAW rank-and-file, again like the salaried work force, for the most part they have a lot of tenure, and more to gain by staying than by leaving. And could they strike to maintain the status quo? Yes….but at some point strikes do no good. A strike can lead to an agreement being imposed upon a company despite its economic circumstances, but at the end of the day it can’t overcome the laws of economics. That’s why pilots and other airline employees today are working for less than they were a few years ago. The laws of economics are simply irrefutable.

And while that may in fact seem unfair given the history of things, it is an unfortunate reality that the auto industry is just one piece of a landscape that will become ever more littered with “broken promises.” The railroad, steel and airline industries were way out in front of us, and in many states and large municipalities the issue is about to be upon us. And even in at least one part of the Federal Government—a dirty little secret so to speak—military retirees, who were promised free medical care for life when they enlisted, are being required to accept co-pays and deductibles just like their civilian counterparts. And the retirees are “second priority” in the military clinics and hospitals—behind active duty personnel. If you were a GM retiree, how would you like that when you showed up at Beaumont Hospital?

But back to the “equality of sacrifice” approach. What are the pitfalls?

•	Well, the first issue is, “What elements of compensation would be included in the pool that could be subject to reductions? Should the pool include salaries, wages, heath care and pensions? Or would it be some subset of those elements? No doubt the discussion would be lively, but at the end of the day the necessary, collective savings must be achieved to assure economic viability regardless of which “pot” they come from.

•	The next issue is the reality that one man’s equality of sacrifice is another man’s inequity. That’s what I was referring to when I said it took a lot of gnashing of teeth to get the Chrysler deal done in 1980.

•	And another issue is the governance structure of the UAW, and perhaps the other unions as well. Mr. Gettelfinger has pointed out on a number of occasions that the UAW is a democracy. And some great statesman or politician—I don’t remember who—a half a century or so ago—pointed out that while a democracy is perhaps the greatest form of government, one of its weaknesses is its inability to galvanize the populace to deal with a crisis until the crisis is very near at hand.

But for those of us interested in the welfare of GM and the domestic industry, and the ultimate chance for a return to prosperity, and its dependency on working out new solutions between the companies and the UAW, I think we have two things going for us:

•	First of all, as I pointed out a moment ago, the airline and other bankruptcies have shown us all what the worst deal is….the one you get in a bankruptcy court. So it stands to reason there is a solution substantially better for all than bankruptcy—one that gets GM and the other companies into an acceptably competitive mode.

•	Secondly, and in the case of GM, both Rick Wagoner and Ron Gettelfinger have behaved like statesmen in their dealings with each other. That is extremely important, because statesmanship is exactly what is going to be required to solve this problem, and they both seem to have plenty of it in them.

So that bodes well for us down the road, even if some want to see one, two or even three quarters more of the ticking of that $24 million per day cash burn clock before going into that “crisis” mode for GM to seriously tackle things like its brand and model complexity and any un-mined elements of its cost and expense structure:

But we believe that when you look at the brutal realities of the North American (and European I should add) automotive markets, that time is already here—that the time has come.

•	And we believe that not only the domestic companies, but the UAW as well, need to recognize that time is of the essence in terms of coming to grips with how things have to change for the domestic industry to survive……

•	That “incremental” approaches that worked in the past just aren’t going to be enough in the future……

•	That every single day the companies are in the headlines regarding their financial stress, they are one day closer to the day when customers could begin deciding not to take the risk of buying a domestic product….

•	That everyone is better off moving forward now—to minimize the huge risks faced by the domestic producers, their employees and their unions, and the various communities…..

•	And the sooner they do this, the less everyone will have to give up in that “equality of sacrifice” approach…..

•	And communication, communication, communication is vital—to explain to everyone what must be done and why it must be done—all the way down the line. We’ve all seen the recent media reports covering events that suggest a substantial amount of mistrust exists, which will inevitably be the case without everyone having a thorough understanding of the facts.

•	And as one person whose name you would immediately recognize, and who was very close to GM’s brush with disaster in the early 1990’s told me recently, “Both the companies and the UAW owe it to America to get to work on this.”

So let me close by repeating that I recognize some are not prepared to move forward just yet, without waiting a few more quarters to see what happens. We think that is wrong, but it may be reality.

And I recognize I’m likely to be criticized in some quarters for “mucking around” in other peoples’ compensation when I talk about an “equality of sacrifice” approach. But frankly, I have thought long and hard about the situation—the brutal, relentless competition from companies with lower cost structures, shrinking market share for the domestic producers, the legacy cost overhangs in a substantial part of the domestic industry, and those irrefutable laws of economics. I just don’t know of any other solution, and I personally witnessed it work at Chrysler.

But if there are other approaches that can work, certainly they should be put on the table. After all, the reality is that all constituencies—the companies themselves, their investors, their unions and employees, and indeed the communities in which they live and work—are in this together and should therefore work together towards the best collective solution.

The cynics, of course, will say it can’t be done—that there is no constructive solution to a seventy year history of relationships that have entailed a lot of mistrust. And maybe that’s why the rating agencies have been so negative recently on GM and Ford.

But can’t we prove them wrong? Can’t we all just grab hold of the steering wheel and make sure this industry gets headed down that RIGHT FORK in the road? I think we can—or I wouldn’t be standing up here this afternoon!

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Well, that’s it for my formal presentation. I hope it was of interest, and it’s been very nice to be back with you after ten years.

I’ll now be very glad to try to answer your questions………